EXHIBIT 99.6

PURCHASES BY FOSUN INDUSTRIAL OF SHARES OF COMMON STOCK OF

CHINDEX INTERNATIONAL, INC. SINCE THE FILING OF AMENDMENT NO. 1

TO THE ORIGINAL 13D

Trade Date	Number of Shares	Average Price Per Share (excluding commissions) (US$)
2010-7-8	60,000	12.5811
2010-7-9	10,670	12.4298
2010-7-28	120,000	12.759
2010-7-29	100,000	13.223